EXHIBIT 99.34
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                                [GRAPHIC OMITTED]
                                 [LOGO - VIKING]


PRESS RELEASE
FOR IMMEDIATE RELEASE
NOVEMBER 19, 2003

VIKING ENERGY ROYALTY TRUST ANNOUNCES CASH DISTRIBUTIONS OF
$0.08 PER UNIT FOR NOVEMBER AND DECEMBER 2003
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CALGARY, NOVEMBER 19, 2003 - (VKR.UN) Viking Energy Royalty Trust (the "Trust")
announces that it has declared Unitholder distributions of $0.08 per Unit for each of the months of November and December 2003.

The distributions will be paid on December 15, 2003 and January 15, 2004 to Unitholders of record on November 28 and December 31, 2003 with the ex-distribution dates being November 26 and December 29, 2003 respectively. Including these amounts, total distributions declared in 2003 will be $1.28 per Unit.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 96,697,529 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5-per-cent convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:


A. Kirk Purdy                           Viking Energy Royalty Trust
President and CEO                       Suite 400, 330-5th Avenue S.W.
                                        Calgary, Alberta, T2P 0L4
Wayne King
Executive Vice-President and CFO
                                        Ph:  (403) 268-3175
     or                                 Toll Free:  1-877-292-2527

Diane Phillips                          Email: vikingin@viking-roy.com
Investor Relations



     To find out more about Viking Energy Royalty Trust visit our website at
                              www.vikingenergy.com